As filed with the Securities and Exchange Commission on December 19, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.             )

RIGHT MANAGEMENT CONSULTANTS, INC.

(Name of Subject Company Issuer)

HOOSIER ACQUISITION CORP.,

a wholly owned subsidiary of Manpower Inc.

MANPOWER INC.

(Name of Filing Persons – Offeror)

COMMON STOCK

PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

56418H 10 0

(CUSIP Number of Class of Securities)

Michael J. Van Handel

Manpower Inc.

5301 North Ironwood Road

Milwaukee, Wisconsin 53217

(414) 961-1000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Person)

Copies to:

Kenneth C. Hunt Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 (414) 273-3500	Barry M. Abelson Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, Pennsylvania 19103-2799 (215) 981-4282

CALCULATION OF FILING FEE

TRANSACTION VALUATION* $420,653,857.90	AMOUNT OF FILING FEE** $34,030.90
*	Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (a) $18.43, the average of the high and low sale prices per share of Right Management Consultants, Inc. common stock on December 16, 2003, as reported on the New York Stock Exchange and (b) the maximum number of shares of Right Management Consultants, Inc. common stock estimated to be received by Manpower Inc. or cancelled pursuant to the exchange offer and subsequent merger.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, equals $80.90 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of schedule and the date of its filing.

Amount Previously Paid: $34,030.90	Filing Party: Manpower Inc.
Form of Registration No.: Form S-4	Date Filed: December 19, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-41.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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This Tender Offer Statement on Schedule TO relates to the commencement of an offer by Manpower Inc., a Wisconsin corporation (“Manpower”), through its wholly owned subsidiary, Hoosier Acquisition Corp., a Pennsylvania corporation (“Purchaser”), to exchange outstanding shares of common stock, par value $0.01 per share, of Right Management Consultants, Inc., a Pennsylvania corporation (“Right”), for shares of common stock, par value $0.01 per share, of Manpower (“Manpower Common Stock”), based on the exchange ratio described in the Prospectus referenced below (the “Offer”).

The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2003, among Manpower, Purchaser and Right, which contemplates the Offer and the merger of Purchaser into Right (the “Merger”). Manpower has filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Manpower Common Stock to be issued to shareholders of Right in the Offer and Merger (the “Registration Statement”). The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus which is a part of the Registration Statement (the “Prospectus”), and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other amendment thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Manpower and Purchaser, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 1 THROUGH 11.

As permitted by General Instruction F to the Schedule TO all of the information in the Prospectus and the related Letter of Transmittal, and any prospectus or other supplement thereto related to the Offer filed with the Securities and Exchange Commission after the date hereof, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Prospectus relating to shares of Manpower Common Stock to be issued in the Offer and the Merger (incorporated by reference to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(4)	Form of Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

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EXHIBIT NUMBER	DESCRIPTION
(d)(1)	Agreement and Plan of Merger by and among Manpower, Purchaser and Right dated as of December 10, 2003 (incorporated by reference to Appendix A to the prospectus contained in Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(2)	Tender and Voting Agreement dated as of December 10, 2003, between Manpower and each of the shareholders listed on Schedule I thereto (incorporated by reference to Manpower’s Current Report on Form 8-K, filed on December 15, 2003).

(d)(3)	Employment Agreement dated as of December 10, 2003 between Manpower and Richard J. Pinola (incorporated by reference to Exhibit 10.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(4)	Change of Control Agreement dated as of December 10, 2003 between Manpower and Richard J. Pinola (incorporated by reference to Exhibit 10.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(5)	Separation Agreement dated as of December 10, 2003 between Right and John J. Gavin (incorporated by reference to Exhibit 10.3 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(h)(1)	Opinion and consent of Godfrey & Kahn, S.C. regarding the federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(h)(2)	Opinion and consent of Pepper Hamilton LLP regarding the federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2003.

MANPOWER INC.		HOOSIER ACQUISITION CORP.

By:	/s/ Michael J. Van Handel	By:	/s/ Michael J. Van Handel

Name:	Michael J. Van Handel	Name:	Michael J. Van Handel

Title:	Executive Vice President and Chief Financial Officer	Title:	Executive Vice President and Chief Financial Officer

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EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)	Prospectus relating to shares of Manpower Common Stock to be issued in the Offer and the Merger (incorporated by reference to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(4)	Form of Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(1)	Agreement and Plan of Merger by and among Manpower, Purchaser and Right dated as of December 10, 2003 (incorporated by reference to Appendix A to the prospectus contained in Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(2)	Tender and Voting Agreement dated as of December 10, 2003, between Manpower and each of the shareholders listed on Schedule I thereto (incorporated by reference to Manpower’s Current Report on Form 8-K, filed on December 15, 2003).

(d)(3)	Employment Agreement dated as of December 10, 2003 between Manpower and Richard J. Pinola (incorporated by reference to Exhibit 10.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(4)	Change of Control Agreement dated as of December 10, 2003 between Right and Richard J. Pinola (incorporated by reference to Exhibit 10.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(d)(5)	Separation Agreement dated as of December 10, 2003 between Manpower and John J. Gavin (incorporated by reference to Exhibit 10.3 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(h)(1)	Opinion and consent of Godfrey & Kahn, S.C. regarding the federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8.1 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).

(h)(2)	Opinion and consent of Pepper Hamilton LLP regarding the federal income tax consequences of the Offer and the Merger (incorporated by reference to Exhibit 8.2 to Manpower’s Registration Statement on Form S-4, filed on December 19, 2003).